Exhibit 1.3

TERANGA AND OROMIN ANNOUNCE FRIENDLY TRANSACTION

Toronto and Vancouver, Canada: July 22, 2013 – Teranga Gold Corporation (“Teranga”) (TSX and ASX:TGZ) and Oromin Explorations Ltd. (“Oromin”)(TSX:OLE and OTC/BB:OLEPF) today announced that they have entered into a support agreement (the “Support Agreement”) in respect of an amended offer (the “Varied Offer”) by Teranga to acquire all of the outstanding common shares (“Oromin Shares”) of Oromin that it does not already own. The Varied Offer reflects an increase in the exchange ratio to 0.60 (from 0.582) of a common share of Teranga for each Oromin Share. The increase in the exchange ratio brings the net treasury shares to be issued by Teranga to approximately 71.2 million from approximately 69.1 million. The Varied Offer will expire at 9:00 p.m. (Toronto Time) on August 6, 2013.

In connection with the Support Agreement, all of the directors and officers of Oromin have entered into lock-up agreements with Teranga pursuant to which they have agreed to tender a total of 11,111,441 Oromin Shares, representing approximately 8.1% of the outstanding Oromin Shares, to the Varied Offer. IAMGOLD Corporation (“IAMGOLD”) has also agreed to extend its previously executed lock-up agreement with Teranga and tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares, to the Varied Offer. Teranga owns 18,699,500 Oromin Shares, representing approximately 13.6% of the outstanding Oromin Shares. All together this represents 45,899,577 Oromin Shares or approximately 33.4% of the outstanding Oromin Shares.

“We expect that the combination of assets will result in an entity with increased production and improved financial metrics as a result of the addition of Oromin's interest in the OJVG open pit reserves. The Oromin acquisition is an exciting opportunity for both companies.” said Alan R. Hill, Executive Chairman of Teranga.

“This is a transaction that makes good sense for all shareholders and once complete we look forward to working with the OJVG partners and the Government of Senegal to develop the asset as soon as possible, leveraging off of our existing mill and infrastructure. This transaction has the potential for tremendous synergies that should result in increased earnings, higher life of mine free cash flow and net asset value.” added Richard Young, President and CEO of Teranga.

Mr. Chet Idziszek, President and director of Oromin, commented, “On behalf of the board and management of Oromin, we are fully and unanimously supportive of this transaction with Teranga. This transaction delivers an immediate and attractive premium to our shareholders. In addition, the combination of Teranga and Oromin will allow shareholders to benefit both from Oromin’s tremendous exploration success as well as Teranga's project development and operational expertise. Accordingly, we feel that we are offering our shareholders an exciting opportunity to participate in the significant growth and value creation expected through the combination of the companies.”

Oromin Board Support for the Varied Offer and RBC Fairness Opinion

A special committee of independent directors of Oromin's board of directors was constituted to consider the initial offer and the Varied Offer. Oromin's board of directors, after receiving the unanimous recommendation of the special committee that the Board enter into the Support Agreement and in consultation with its financial and legal advisors, has unanimously determined that the Varied Offer is fair to the Oromin shareholders (other than Teranga) and is in the best interests of Oromin and the Oromin shareholders (other than Teranga) and has unanimously approved the entering into of the Support Agreement and has unanimously resolved to recommend that the Oromin shareholders tender their Oromin Shares to the Varied Offer.

Oromin has also received an oral fairness opinion from RBC Capital Markets to the effect that as of the date thereof the consideration to be received under the Varied Offer is fair, from a financial point of view, to the Oromin shareholders, other than Teranga.

Teranga Shareholder Approval

Teranga shareholder approval for the Teranga shares to be issued under the Varied Offer was obtained at the annual and special meeting of shareholders of Teranga that was held on July 18, 2013.

Bendon Litigation

In the Support Agreement, Oromin has agreed to support and assist Teranga in the defense of the current litigation commenced by Bendon International Limited (“Bendon”) on June 13, 2013 against Oromin and Teranga. In respect of the Bendon litigation, Oromin is of the view, and concurs with Teranga’s assessment, that the making of the offer to acquire Oromin, and the take-up of Oromin Shares tendered, is not prohibited or restricted by the terms of the Shareholders Agreement governing the Oromin Joint Venture Group (“OJVG”) and neither Bendon nor Badr Investment & Finance Company (“Badr”) have any right of first refusal, right of first offer or similar right on or in respect of, the transfer of Oromin’s indirect interest in the OJVG or the OJVG Gold Project.

Oromin and Teranga both believe that the Bendon litigation is ill-conceived and will assertively defend it. In that regard, Teranga has served Bendon with a Notice of Motion and accompanying affidavit seeking to dismiss the Bendon litigation.

Terms of the Varied Offer

The Support Agreement contains customary deal protection provisions, including a commitment by Oromin not to solicit alternative transactions, a five business day right for Teranga to match any superior proposal received by Oromin, mutual break fees and expense reimbursement provisions that are payable in certain circumstances and other customary terms. Teranga has also agreed to remove as conditions to the Varied Offer the condition relating to the current Bendon litigation and the condition relating to a waiver of the right of Senegalese nationals to acquire, at fair market value, a 25 percent fully participatory equity position in Société des Mines de Golouma S.A.

The lock-up agreements with IAMGOLD may be terminated by IAMGOLD to support a superior proposal if and only if a bona fide offer is made by a third party for all of the Oromin Shares (an “Alternative Proposal”), the board of directors of Oromin have determined and publicly announce that such Alternative Proposal is a superior proposal to the Varied Offer, and Teranga has not increased its Varied Offer to provide for at least equivalent consideration in value to the Alternative Proposal within 5 business days. The lock-up agreements with the directors and officers of Oromin will also terminate in the event that the Support Agreement is terminated.

Full details of the Varied Offer are contained in the Support Agreement which will be filed with the applicable securities regulatory authorities in due course and available at www.sedar.com. The Varied Offer, and an amended Oromin directors’ circular, will be mailed to Oromin shareholders shortly and will also be available at www.sedar.com.

Advisors

Teranga’s financial advisor is Cormark Securities Inc. and its legal advisors are Stikeman Elliott LLP and Milbank, Tweed, Hadley & McCloy LLP. Oromin’s financial advisor is RBC Capital Markets and its legal advisors are Miller Thomson LLP.

Disclaimers

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Teranga or Oromin (including in any state where the Varied Offer is not permitted).

Teranga has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the offer and take-over bid circular, and other documents and information. In connection with the Varied Offer, Teranga also intends to file relevant materials with the SEC. U.S. INVESTORS AND U.S. SECURITY HOLDERS OF OROMIN ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. U.S. Investors and U.S. security holders of

Oromin may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Teranga can be obtained free of charge by directing such request to Teranga’s Information Agent, or at Teranga’s website at www.terangagold.com. Such documents are not currently available.

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”) and includes statements relating to the terms and benefits of the Support Agreement and the Varied Offer. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga and Oromin, or developments in Teranga’s and Oromin’s business or in the gold industry, or with respect to the Varied Offer to be made, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about, among other things, future economic conditions and courses of action, and assumptions related to government approvals, the co-operation of Bendon and Badr and anticipated costs and expenditures. The words “poised”, “gives”, “expect”, “its vision”, “plan”, “support”, “assist”, “commit to”, “will not”, “intend”, “intends to” and similar expressions identify forward looking statements. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. Teranga and Oromin caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. There is no guarantee that the terms and conditions to the Varied Offer to be made will be met or that the anticipated benefits of the Varied Offer to be made will be achieved. The risks and uncertainties that may affect forward-looking statements include, among others: economic market conditions, anticipated costs and expenditures, government approvals, co-operation of Bendon and Badr; and other risks detailed from time to time in Teranga’s and Oromin’s filings with Canadian provincial securities regulators. Forward-looking statements included herein are based on Teranga management’s and Oromin management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, Teranga and Oromin do not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

About TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

About OROMIN

Oromin Explorations Ltd. (TSX:OLE and OTC/BB:OLEPF) is a growth-oriented resource company focused on exploring the Sabodala gold belt in Senegal, West Africa. The company is managed by experienced industry professionals with a track record of discovery.

To date, Oromin has been focused on advancing the OJVG Gold Project in Senegal, which is comprised primarily of the Masato and Golouma deposits, located adjacent to Teranga’s Sabodala mine/mill in Senegal. To find out more about Oromin Explorations Ltd., visit www.oromin.com.

Teranga Gold Corporation
For further information please contact:
Kathy Sipos, Vice-President, Investor & Stakeholder Relations
T: +1 416-594-0000 | E: ksipos@terangagold.com

Oromin Explorations Ltd.
For further information please contact:
David Scott, Investor Relations
T: +1 604-331-8772 | E: dscott@mine-tech.com

The Depositary and the Information Agent for the Varied Offer is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950	130 King Street West, Suite 2950
P.O. Box 361	Toronto, Ontario M5X 1E2
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-229-8651
E-mail: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or copies of the Circular relating to the Varied Offer, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Varied Offer.

The Dealer Manager for the Varied Offer is:

Toll Free: 1-800-461-2275

Email: ssmoroz@cormark.com